-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MAY 28, 2007

Tel Aviv, April 17, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it will hold a Special General Meeting of Shareholders at 3:00 pm, Israel time, on May 28, 2007, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to:

     1. elect Ms. Tida Shamir, an External Director as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;

     2. approve the terms and conditions of the employment of the Chairman of the Board of Directors, Mr. Arie Mientkavich; and

     3. approve the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”.

     Shareholders on record at the close of business on April 23, 2007 shall be entitled to notice of and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to the shareholders on or about April 27, 2007. The detailed notice and proxy statement will also be made available at no charge on the U.S. Security and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)

April 24, 2007

Dear Shareholder,

     You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 3:00 pm., Israel time, on May 28, 2007, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

At this meeting you will be asked:

(1) to elect Ms. Tida Shamir an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;

(2) to approve the terms and conditions of the employment of the Chairman of the Board of Directors, Mr. Arie Mientkavich; and

(3) to approve the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”.

     For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.

     We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.

      Thank you for your cooperation.

Very truly yours,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

Tel-Aviv, Israel April 24, 2007

ELRON ELECTRONIC INDUSTRIES LTD.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on May 28, 2007, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

In the Meeting the shareholders will be asked to:

(1) to elect Ms. Tida Shamir as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;

(2) to approve the terms and conditions of the employment of the Chairman of the Board of Directors, Mr. Arie Mientkavich; and

(3) to approve the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”.

     Shareholders of record at the close of business on April 23, 2007 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on May 26, 2007. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

     Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is May 4, 2007.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.

3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

__________________________________

PROXY STATEMENT
__________________________________

     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the “Meeting” ) to be held on May 28, 2007, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

     It is proposed that at the Meeting, the Shareholders approve the following resolutions: (i) to elect Ms. Tida Shamir as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company; (ii) to approve the terms and conditions of the employment of the Chairman of the Board of Directors, Mr. Arie Mientkavich; and (iii) to approve the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a “Controlling Person”.

The Company is unaware at this time of any other matters that will come before the Meeting.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 23, 2007 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about April 27, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On April 1, 2007, the Company had issued and outstanding 29,600,775 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of April 1, 2007, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

Discount Investment Corporation Ltd.
(“DIC”)(1)	14,400,796	48.65%
Tel Aviv, Israel
Clal Insurance Group (2)	59,789	0.20%
Tel Aviv, Israel
All Officers and Directors as a group (3)	227,164	0.77%

(1)	IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of April 1, 2007, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., (“Manor”), a private company controlled by Ruth Manor, holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC.

Most of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans borrowed to finance part of the purchase of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi

Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)	The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of April 1, 2007, the other major shareholder of Clal was Bank Hapoalim B.M., which held approximately 17.39% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal held more than 5% of its shares. The above holdings excludes 170,657 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by subsidiaries of the Clal Insurance Group.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel

(3)	This amount includes 225,924 shares underlying options that are currently exercisable or that will become exercisable within 60 days of April 1, 2007. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

ITEM 1—ELECTION OF AN EXTERNAL DIRECTOR

     Pursuant to the Companies Law, 1999 (the “Companies Law”), the Company is required to have two External Directors on its board of directors which shall be appointed by the shareholders of the Company. Furthermore, any committee of the Board of Directors has to include at least one External Director, except for the audit committee, which has to include all of the External Directors.

     The term of one of the Company’s External Directors, Prof. Daniel Sipper expired on February 28, 2007 and the Board of Directors has recommended Ms. Tida Shamir to be elected as an External Director of the Company. In accordance with the Companies Law as currently in effect, Ms. Shamir’s term of office will be three years and she may be reelected for a second three year term. Ms. Shamir does not hold any Ordinary Shares of the Company.

     Tida Shamir is an attorney-at-law and partner of the law firm of Tida Shamir & Co, Law Offices, which she founded in 1992. She specializes in corporate, commercial and securities law, providing services to public and private companies, including with regard to mergers and acquisitions, raising private capital and public offerings.

     Ms. Shamir has served as a director of Israel Discount Bank Ltd. since 2002, as an external director of Gazit-Globe Ltd. since 2004 and as a director of Dikla Insurance Company since 2006. Between 1996 and 2002, she served as an external director of the Tel Aviv Stock Exchange Ltd. Between 2004 and 2005, Ms. Shamir was a member of the Advisory Committee, appointed by the Chairman of the Israel Securities Authority, to examine supervision over Alternative Trading Systems (“the Procatzia Committee”).

     Ms. Shamir has an LLB from The Hebrew University of Jerusalem, Israel and a Masters in Business Administration from INSEAD, Fontainebleau, France. Ms. Shamir was admitted to the Israeli Bar in 1983.

     The Companies Law provides that a person may not be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by this controlling entity. The term affiliation includes:

  an employment relationship;
  a business or professional relationship maintained on a regular basis;
  control; and
  service as an office holder.

     No person can serve as an External Director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an External Director.

     The Company is not aware of any reason why Ms. Shamir, if elected, would not be able to serve as an External Director. Ms. Shamir has delivered to the Company a declaration, confirming that she complies with the qualifications for an External Director under the Companies Law.

     Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the election Ms. Shamir to hold office for three years, commencing on her election.

      It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Ms. Tida Shamir is elected as an External Director in the Company.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the election of Ms. Shamir.

      The Board of Directors recommends a vote FOR approval of this resolution.

      ITEM NO. 2—APPROVAL OF THE TERMS AND CONDITIONS OF EMPLOYMENT
OF THE CHAIRMAN OF THE BOARD OF DIRECTORS, MR. ARIE MIENTKAVICH.

     On January 8, 2007, the Company announced the appointment of Mr. Arie Mientkavich, as the Chairman of Elron’s Board of Directors.

     Mr. Mientkavich has served as Deputy Chairman of the Board of IDB Holding Corporation since May 2006 and as Chairman of the Board of Clal Tourism Ltd. since January 2007. He is also Deputy Chairman of the Board of Gazit Globe Ltd. and Chairman of the Board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as Chairman of the Board of Israel Discount Bank Ltd. and several of its subsidiaries. Mr. Mientkavich was also Chairman of Israel Discount Capital Markets and

Investments Ltd. between 2001 and 2006. From 1987 to 1997, he served as active Chairman of the Board of the Israel Securities Authority (“ISA”), the Israeli equivalent of the U.S. Securities and Exchange Commission, where he carried out far-reaching reforms which shaped the structure of the ISA and the nature of the Israeli capital markets. From 1979 to 1987 Mr. Mientkavich served as General Counsel to the Ministry of Finance, a role which entailed overall responsibility for legislation and supervision in the areas of finance, budget and banking. During the years 1972 through 1979, he served in a number of positions in the Ministry of Finance. Mr. Mientkavich was also Member of the Board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the Board of Trustees of the Academy of the Quality of Government Movement in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also Chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as Chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. Mr. Mientkavich holds degrees in Political Science and in Law from the Hebrew University in Jerusalem, and was admitted to the Israeli Bar in 1972.

     The principal terms of employment of Mr. Mientkavich as approved and recommended by the Company’s Audit Committee and Board of Directors are as follows:

  Position–Chairman on a part time (50%) basis.
  Gross monthly salary–NIS108,000 (the “Salary”) linked to the Israeli Consumer Price Index and adjusted every three months.
  The Company shall contribute the following amounts to the Mr. Mientkavich’s managers insurance policy or any other pension program at his discretion (the “Policy”): (i) an amount equal to 5% of the Salary towards savings and risk; and (ii) an amount equal to 8 1/3% of the Salary towards severance pay; (iii) an amount equal to 2.5% of the Salary towards loss of earning capacity. In addition, the Company shall deduct from the Salary an amount equal to 5% of the Salary, which it shall remit to the Policy. The Company and Mr. Mientkavich shall contribute 7.5% and 2.5% respectively of the Salary to an advanced study fund (Keren Hishtalmut Fund) for Mr.
  Mientkavich.
  Expenses—The Company shall reimburse Mr. Mientkavich for all expenses incurred in connection with his duties as Chairman, including travel, telephone, and fax as well as hotel expenses in Tel Aviv due to the fact that he does not reside in Tel Aviv. If required by Mr. Mientkavich, the Company will make an executive motor vehicle available to him and will cover all expenses in relation thereto.
  Notice period—3 months notice by the Company or Mr. Mientkavich.
  Recreation Pay and Sick Leave—as stipulated in accordance with applicable law, calculated for a part time (50%) position and with respect to recreation pay, not less than 14 days per year.
  Annual Leave—15 days per year, calculated for a part time (50%) position.
  Bonus—at the discretion of the Board. Any such decision would be subject to subsequent approval of the shareholders.

  Options—120,000 options to acquire Ordinary Shares of the Company. The terms of the options are in accordance with the Company’s 2003 Employee Stock Option Plan.
  The options vest over a period of four years from the date of grant, at a rate of 25%per year. The options are exercisable at a price per share of the Company’s OrdinaryShares on the second business day after the publication of the Company’s consolidatedaudited financial statements for 2006.

     The terms and conditions described above are instead of and not in addition to the annual and per meeting directors’ remuneration paid to other directors of the Company.

      It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED that the terms and conditions of the employment of Mr. Arie Mientkavich as described in the Company’s Proxy Statement, dated April 24, 2007, be, and hereby are, approved and ratified with effect from the date of his appointment as Chairman of the Board of Directors of the Company.

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of the above resolution.

     The Audit Committee and the Board of Directors recommends a vote FOR approval of this resolution.

ITEM 3—APROVAL OF THE GRANT OF 30,000 OPTIONS TO PURCHASE
ORDINARY SHARES OF THE COMPANY TO AN OFFICER OF THE COMPANY
WHO MAY BE DEEMED TO BE A “CONTROLLING PERSON”

     On February 5, 2007, following the approval of the Audit Committee, the Board of Directors approved the granting of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, a Vice President of the Company.

     Mr. Topaz is the husband of Michal Topaz, the daughter of Isaac and Ruth Manor. Manor Investments, a company controlled by Ruth Manor, holds 10.34% of the equity of and voting power in IDBH. Manor Investments, Ganden Investments and Livnat Investments jointly control IDBH.

     Ruth and Isaac Manor and their four children, Dori Manor, Sharon Manor, Tami Manor and Michal Topaz hold all the shares of Manor Investments through two private Israeli companies: (i) Manor Holdings BI Ltd. (a private Israeli company wholly owned by Ruth and Isaac Manor), which holds 60% of the shares and (ii) Euro Man Automotive Ltd. (“Euro Man”) which holds 40% of the shares. Euro Man, in turn, is held by Ruth and Isaac Manor who each own 10% of the shares and their aforementioned children, including Michal Topaz, each holding 20% of the shares.

     By virtue of the foregoing, Mr. Topaz may be deemed to be a “Controlling Person” of the Company as defined under the Companies Law or a relative of a “Controlling Person”. Under the Companies Law, any transaction between the Company and a “Controlling Person” in connection with the employment of the “Controlling Person” requires the approval of the Company’s Audit Committee and its Board of Directors as well as the Company’s shareholders voting at a general meeting.

     The terms of the Options are in accordance with the Company’s 2003 Employee Stock Option Plan except that due to the fact that Mr. Topaz may be deemed to be a “Controlling Person” or a relative of a “Controlling Person”, the Options are being granted under Section 3(I) instead of Section 102 of the Israeli Income Tax Ordinance, the difference only being tax related. The Options vest over a period of four years from the date of grant, at a rate of 25% per year. The Options are exercisable at a price per share of $10.76 representing a discount of 15% to the market price per share of the Company as of February 5, 2007.

     The number of Options and the terms and conditions applicable thereto, including the discount, are consistent with options granted to other employees of the Company at a similar level to Mr. Topaz and is consistent with past Company practice.

      It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the grant of 30,000 options to purchase Ordinary Shares of the Company to Mr. Assaf Topaz, an officer of the Company, as described in the Company’s Proxy Statement, dated April 24, 2007 be, and hereby is, approved and ratified.” Since Mr. Topaz may be considered a “Controlling Person” or a relative of a “Controlling Person” under the Companies Law, approval of the resolution requires the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following: (a) at least one-third of the shares of those voting in person or by proxy at the meeting who do not have a personal interest in the subject matter of the proposed resolutions not including abstention votes; or (b) the total number of votes against the approval voted by shareholders who do not have a personal interest, does not exceed one percent (1%) of the total voting rights in the Company.

     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

By Order of the Board of Directors,

ARIE MIENTKAVICH Chairman of the Board of Directors	DORON BIRGER President & Chief Executive Officer

April 24, 2007

Appendix 1

ELRON ELECTRONIC INDUSTRIES LTD.

     THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2007

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on April 23, 2007, at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on May 28, 2007 at 3.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

May 28, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed herein.		1.	Election of Ms. Tida Shamir an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company

Under the Companies law, 1999 you are required to indicate, regarding proposal 1, whether or not you are a "Controlling Person" or act on behalf of a "Controlling Person".

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR ACT ON BEHALF OF A "CONTROLLING PERSON", YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE ON THIS PROPOSAL WILL NOT BE COUNTED FOR SUCH RESOLUTION.

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR ACT ON BEHALF OF A "CONTROLLING PERSON".

		2.	Approval of the terms and conditions of the employment of the Chairman of the Board of Directors, Mr. Arie Mientkavich

		3.	Approval of the grant of 30,000 options to purchase ordinary shares of the Company to Mr. Assaf Topaz, an officer of the Company, who may be deemed to be a "Controlling Person"

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in this proposal 3 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

holds 5% or more of the issued and outstanding share capital or voting rights, or has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or is a director or a general manager.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 3, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR SUCH RESOLUTION. YES NO

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐		PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 3.